Filed by Prosperity Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: First Capital Bankers, Inc.

Commission File No. 333-121767

PRESS RELEASE	For more information contact:

Prosperity Bancshares, Inc.®	Dan Rollins
Prosperity Bank Plaza	Senior Vice President
4295 San Felipe	713.693.9300
Houston, Texas 77027	dan.rollins@prosperitybanktx.com

FOR IMMEDIATE RELEASE

PROSPERITY BANCSHARES, INC.®

FOURTH QUARTER EARNINGS UP 29.8%

•	Earnings Per Share increases to $0.41 (Diluted)

•	Organic Loan Growth in Excess of 11% Annualized

•	Non-Interest Income up 30.0%

•	Announced Expansion into Corpus Christi

HOUSTON, January 20, 2005. Prosperity Bancshares, Inc.® NASDAQ: (PRSP), the parent company of Prosperity Bank®, reported record earnings for the quarter and year ended December 31, 2004. Net income for the quarter was $9.336 million or $0.41 per diluted common share, an increase in net income of $2.143 million or 29.8 percent, compared with $7.193 million or $0.35 per diluted common share for the same period in the prior year. Net income for the year ended December 31, 2004 was $34.707 million or $1.59 per diluted common share, an increase in net income of $8.159 million, or 30.7 percent compared with 2003.

Prosperity completed its acquisitions of both Liberty Bancshares, Inc. and its subsidiary Liberty Bank, ssb and of Village Bank & Trust, ssb on August 1, 2004. The results of operations for these acquisitions have been included in Prosperity’s consolidated financial statements since the purchase date.

“Without question, 2004 was the most successful year in our history,” said David Zalman, Prosperity’s Chief Executive Officer and President. “We believe our strong and consistent performance is rooted in our conservative strategy of expanding our customer base while maintaining strong asset quality and cost controls.”

Mr. Zalman continued: “Total assets have more than doubled over the past three years. Over this time, we have built a larger, stronger, and more diversified company. We continue to remain focused on our primary objective—improving shareholder value by increasing our profits on a sustainable basis.”

“During the fourth quarter, Prosperity’s stock price reached an all-time high and our 2004 returns to investors outperformed many of the market indicies,” remarked Dan Rollins, Vice Chairman of the Board of Directors of Prosperity Bank®. “Our total return to shareholders during 2004 was 30.6 percent, exceeding the NASDAQ Bank Index and the Russell 3000 Index, which increased 14.6 percent and 11.9 percent, respectively, during the year. Likewise, our five year compound annual total return to shareholders was 31.6 percent, outperforming the NASDAQ Bank Index and the Russell 3000 Index, which provided compound annual total returns of 13.8 percent and minus 1.2 percent, respectively, over the same five year time period.”

“Prosperity Bancshares had an outstanding year. While we are delighted with the 30.7 percent increase in net earnings over 2003, we will continue to work to provide superior returns to our shareholders,” added Ned S. Holmes, Prosperity’s Chairman of the Board of Directors. “Our success rests on the shoulders of our team of “Real Bankers” who are delivering superior service to our customers daily.”

Results of operations for the three months ended December 31, 2004

For the three months ended December 31, 2004, net income was $9.336 million compared with $7.193 million for the same period in 2003. Net income per diluted common share was $0.41 for the three months ended December 31, 2004 compared with $0.35 for the same period in 2003. Returns on average assets, average common shareholders’ equity and average tangible shareholders’ equity for the three months ended December 31, 2004 were 1.38 percent, 13.68 percent and 34.26 percent, respectively. Prosperity’s efficiency ratio was 49.19 percent for the three months ended December 31, 2004.

Net interest income for the quarter ended December 31, 2004 increased 20.6 percent, to $22.202 million compared with $18.406 million during the same period in 2003. The increase was attributable primarily to an 18.7 percent increase in average earning assets combined with a 2 basis point increase in the net interest margin on a tax equivalent basis.

Non-interest income increased 30.0 percent to $6.233 million for the three months ended December 31, 2004 compared with $4.793 million for the same period in 2003. The increase was attributable primarily to deposit service charges on the increased number of deposit accounts as a result of the additional locations acquired since October 2003. Non-interest expenses increased $1.531 million or 12.3 percent to $13.987 million for the fourth quarter of 2004 compared with the fourth quarter of 2003. The increase in non-interest expenses was primarily attributable to the increased operating costs associated with the additional banking centers acquired as a part of the four acquisitions completed since October 2003.

Loans at December 31, 2004 were $1.036 billion, an increase of $265.5 million, or 34.5 percent, compared with $770.1 million at December 31, 2003. Linked quarter loan growth for the fourth quarter of 2004 was 11.2 percent on an annualized basis.

Average loans increased 37.2 percent or $274.6 million to $1.013 billion for the year ended December 31, 2004 compared with $738.5 million for the same period of 2003. The provision for credit losses was $220,000 for the three months ended December 31, 2004 compared with $123,000 for the same period in 2003. Provision expense was 181.8 percent of net charge-offs for the year ended December 31, 2004.

Non-performing assets totaled $1.721 million or 0.17 percent of total loans and ORE at December 31, 2004, compared with $967 thousand or 0.13 percent of loans and ORE at December 31, 2003. The increase in the provision for loan losses is a result of management’s analysis of the adequacy of the allowance for loan losses to absorb inherent losses in the loan portfolio. The adequacy calculation considers numerous factors, including the size of the loan portfolio, any change in the level of non-performing assets and net charge-offs. At December 31, 2004, the allowance for credit losses was 1.27 percent of total loans, compared to 1.34 percent at December 31, 2003.

At December 31, 2004, Prosperity had $2.697 billion in total assets, $1.036 billion in loans, $2.317 billion in deposits, and approximately 155,000 deposit and loan accounts. Assets, loans and deposits at December 31, 2004 grew by 12.4 percent, 34.5 percent and 11.2 percent, respectively, compared with their levels at December 31, 2003.

Results of Operations for the year ended December 31, 2004

Net income for the year ended December 31, 2004 was $34.707 million or $1.59 per diluted common share, compared with $26.548 million or $1.36 per diluted common share, for the same period in 2003, an increase of 30.7 percent and 16.9 percent, respectively.

Prosperity’s return on average assets, return on average common shareholders’ equity and return on average shareholders’ tangible equity for the year ended December 31, 2004 was 1.36 percent, 14.27 percent and 33.41 percent, respectively. Prosperity’s efficiency ratio was 49.23 percent for the year ended December 31, 2004.

Net interest income for the year ended December 31, 2004 increased 27.1 percent, to $81.967 million from $64.499 million during the same time period in 2003. The increase was attributable primarily to a 25.8 percent increase in average earning assets.

Non-interest income increased 36.0 percent to $23.071 million for the year ended December 31, 2004 compared with the same period in 2003. Non-interest expenses increased $9.686 million or 23.1 percent to $51.707 million for the year ended December 31, 2004 compared with the same period in 2003.

Conference Call

Prosperity’s management team will host a conference call on Thursday, January 20, 2005 at 10:30 a.m. Eastern Standard Time (9:30 a.m. Central Standard Time) to discuss their earnings results, the recently announced proposed merger with First Capital Bankers, Inc., business trends and their outlook for 2005. Individuals and investment professionals may participate in the call by dialing
1-800-362-0571.

Alternatively, individuals may listen to the live webcast of the presentation by visiting Prosperity’s website at www.prosperitybanktx.com. The webcast may be accessed directly from Prosperity’s Investor Relations page by clicking on the “4th Quarter results and webcast” link.

Date of Annual Meeting

The Annual Meeting of Shareholders of Prosperity Bancshares® will be held on Tuesday, April 19, 2005 at Prosperity Bank’s River Oaks Banking Center at 4295 San Felipe, Houston, Texas at 10:00 a.m.

Acquisition of Liberty Bank

On August 1, 2004, Prosperity completed the acquisition of Liberty Bancshares, Inc. and its subsidiary, Liberty Bank, ssb, in a stock and cash transaction. Liberty Bank operated six (6) offices in Austin, Texas, all of which became full service banking centers of Prosperity Bank.

Acquisition of Village Bank & Trust

On August 1, 2004, Prosperity completed the acquisition of Village Bank & Trust, ssb in a cash transaction. Village Bank & Trust operated one (1) office in Austin, Texas, which became a full service banking center of Prosperity Bank.

Proposed Merger with First Capital Bankers, Inc.

On October 26, 2004, Prosperity announced the proposed acquisition of First Capital Bankers, Inc. and its Corpus Christi, Texas-based subsidiary bank, FirstCapital Bank, ssb. Under terms of the merger agreement entered into between Prosperity and First Capital, Prosperity will issue approximately 5.0 million shares of its common stock, subject to adjustment, for all outstanding shares of FirstCapital.

As of December 31, 2004, FirstCapital had total assets of $761.6 million, loans of $499.0 million, deposits of $629.6 million and shareholders’ equity of $61.7 million

Prosperity and FirstCapital will each hold Special Shareholder Meetings on February 23, 2005 to vote on approval of the merger agreement.

Immediately following the proposed merger, Prosperity will have a total of eighty-six (86) banking centers: seven (7) in the Austin area, fourteen (14) in the Corpus Christi MSA, eleven (11) in the Dallas area, thirty-three (33) in the Houston CMSA, and twenty-one (21) in fifteen contiguous counties south and southwest of Houston, generally along the NAFTA highway.

Prosperity Bancshares, Inc.®

Prosperity Bancshares®, a $2.7 billion Houston, Texas based regional financial holding company, formed in 1983, was recently named to the Keefe Bruyette & Woods, Inc. annual Honor Roll for achieving exceptional earnings per share growth for the past 10 years.

Operating under a community banking philosophy, Prosperity seeks to develop broad customer relationships based on service and convenience. Prosperity offers a variety of traditional loan and deposit products to its customers, which consist primarily of consumers and small and medium sized businesses. In addition to established banking products, Prosperity offers a complete line of services including: Internet Banking services at www.prosperitybanktx.com, Retail Brokerage Services, MasterMoney Debit Cards, and 24 hour voice response banking. Prosperity currently operates fifty-eight (58) full service banking locations, twenty-nine (29) in the Houston CMSA, eleven (11) in the Dallas area, seven (7) in the Austin area and eleven (11) in eight contiguous counties south and southwest of Houston.

Prosperity Bank® operates the following full service banking centers: Angleton; Austin—Allandale; Austin—Congress; Austin—Lakeway; Austin—Research Boulevard; Austin—Riverside; Austin—William Cannon; Bay City; Beeville; Blooming Grove; Clear Lake; Cleveland; Corsicana; Cuero; Dallas—Abrams Centre; Dallas—Camp Wisdom; Dallas—Cedar Hill; Dallas—Kiest; Dallas—Red Oak; Dallas—Preston Road; Dallas—Turtle Creek; Dallas—Westmoreland; Dayton; East Bernard; Edna; El Campo; Ennis; Galveston; Goliad; Hitchcock; Houston—Aldine; Houston—Bellaire; Houston—CityWest; Houston—Copperfield; Houston—Cypress; Houston—Downtown; Houston—Fairfield; Houston—Gladebrook; Houston—Highway 6; Houston—Medical Center; Houston—Memorial; Houston—Post Oak; Houston—River Oaks; Houston—Tanglewood; Houston—Waugh Drive; Houston—Woodcreek; Liberty; Magnolia; Mathis; Mont Belvieu; Needville; Oak Hill; Palacios; Sweeny; Victoria; West Columbia; Wharton and Winnie.

In connection with the proposed merger of FirstCapital Bankers, Inc. into Prosperity, Prosperity has filed with the Securities and Exchange Commission a registration statement on Form S-4 to register the shares of Prosperity’s common stock to be issued to the shareholders of FirstCapital. The registration statement included a joint proxy statement/prospectus which has been sent to the shareholders of FirstCapital and the shareholders of Prosperity seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY, FIRSTCAPITAL AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of the joint proxy statement/prospectus may also be obtained by directing a request by telephone or mail to Prosperity Bancshares, Inc.®, Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027 Attn: Investor Relations. Prosperity’s telephone number is
(713) 693-9300.

The directors, executive officers, and certain other members of management of Prosperity and FirstCapital may be soliciting proxies in favor of the merger from the companies’ respective shareholders. For information about Prosperity’s directors, executive officers, and other members of management, shareholders are asked to refer to the most recent proxy statement issued by Prosperity, which is available on its website and at the address provided in the preceding paragraph.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: This release contains, and the remarks by our management on the conference call may contain, forward-looking statements within the meaning of the securities laws that are based on current expectations, assumptions’ estimates and projections about Prosperity Bancshares®, and its subsidiaries. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of Prosperity’s control, that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties include whether we can: continue to sustain our current internal growth rate or our total growth rate; successfully close and integrate acquisitions; continue to provide products and services that appeal to our customers; continue to have access to the debt and equity capital we need to sustain our growth; and achieve our sales objectives. Other risks include the possibility that credit quality could deteriorate; actions of competitors; changes in laws and regulations (including changes in governmental interpretations of regulations and changes in accounting standards); customer and consumer demand, including customer and consumer response to marketing; effectiveness of spending, investments or programs; fluctuations in the cost and availability of supply chain resources; economic conditions, including currency rate fluctuations and interest rate fluctuations; weather; and the stock price volatility associated with “small-cap” companies. These and various other factors are discussed in our most recent Annual Report on Form 10-K.

Copies of Prosperity Bancshares’s® SEC filings may be downloaded from the Internet at no charge from www.prosperitybanktx.com.

Prosperity Bancshares, Inc.®

Financial Highlights

(Dollars in thousands)

	Three Months Ended		Years Ended
	Dec 31, 2004	Dec 31, 2003	Dec 31, 2004	Dec 31, 2003
Balance Sheet Averages	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Total loans	$1,013,088	$738,512	$871,736	$697,235
Investment securities	1,325,703	1,284,265	1,383,790	1,108,153
Fed funds sold and other earning assets	99,164	31,572	46,121	24,976

Total earning assets	2,437,955	2,054,349	2,301,647	1,830,364
Allowance for credit losses	(12,961)	(9,940)	(11,454)	(9,525)
Cash and due from banks	58,245	57,618	57,137	51,027
Goodwill	151,523	90,252	130,254	77,150
Core Deposit Intangibles (CDI)	12,392	4,443	9,151	4,335
Other real estate	294	451	257	679
Fixed assets, net	36,191	32,592	34,801	29,541
Other assets	21,645	21,576	21,295	23,298

Total assets	$2,705,284	$2,251,341	$2,543,088	$2,006,869

Non-interest bearing deposits	$529,633	$410,697	$473,713	$354,558
Interest bearing deposits	1,795,257	1,541,243	1,715,982	1,394,487

Total deposits	2,324,890	1,951,940	2,189,695	1,749,045
Federal funds purchased and interest bearing liabilities	36,633	51,431	40,119	38,824
Junior subordinated debentures	57,741	49,065	59,288	39,400
Other liabilities	13,119	7,261	10,712	9,433
Shareholders’ equity (A)	272,901	191,644	243,274	170,167

Total liabilities and equity	$2,705,284	$2,251,341	$2,543,088	$2,006,869

(A) Includes ($2,537), $1,712, ($649) and $2,304 in after tax unrealized (losses)/gains on available for sale securities for the three month periods ending December 31, 2004 and December 31, 2003 and the years ending December 31, 2004 and December 31, 2003, respectively.

Prosperity Bancshares, Inc.®

Financial Highlights

(Dollars in thousands)

	Three Months Ended		Years Ended
	Dec 31, 2004	Dec 31, 2003	Dec 31, 2004	Dec 31, 2003
Income Statement Data	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Interest on loans	$16,557	$12,056	$55,779	$46,686
Interest on securities	13,260	12,925	55,241	43,911
Interest on federal funds sold and other earning assets	491	72	736	248

Total interest income	30,308	25,053	111,756	90,845
Interest expense—deposits	6,803	5,559	24,586	22,633
Interest expense—debentures	1,035	787	4,046	2,630
Interest expense—other	268	301	1,157	1,083

Total interest expense	8,106	6,647	29,789	26,346

Net interest income (B)	22,202	18,406	81,967	64,499
Provision for credit losses	220	123	880	483

Net interest income after provision for credit losses	21,982	18,283	81,087	64,016
Service charges on deposit accounts	5,388	4,088	20,215	14,236
Net gain on sale of assets	81	112	389	378
Gain on sale of securities	0	0	78	0
Other non-interest income	764	593	2,389	2,352

Total non-interest income	6,233	4,793	23,071	16,966
Salaries and benefits	7,402	6,479	27,861	22,422
Intangible asset amortization	561	228	1,781	1,485
Net occupancy and equipment	1,467	1,510	4,815	4,492
Depreciation	725	680	2,843	2,535
Data processing and software amortization	563	400	2,036	2,128
Other non-interest expenses	3,269	3,159	12,371	8,959

Total non-interest expenses	13,987	12,456	51,707	42,021
Net earnings before taxes	14,228	10,620	52,451	38,961

Federal income taxes	4,892	3,427	17,744	12,413

Net income available to common shareholders	$9,336	$7,193	$34,707	$26,548

(B) Net interest income on a tax equivalent basis would be $22,581 and $18,919 for the three months ended December 31, 2004 and December 31, 2003, respectively, and $83,631 and $66,612 for the years ended December 31, 2004 and December 31, 2003, respectively.

Prosperity Bancshares, Inc.®

Financial Highlights

(Dollars and share amounts in thousands, except per share data)

	As of and For the Three Months Ended		As of and For the Years Ended
	Dec 31, 2004	Dec 31, 2003	Dec 31, 2004	Dec 31, 2003
Common Share and Other Data	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Employees—FTE	653	629	653	629

Book value per share	$12.32	$10.49	$12.32	$10.49
Tangible book value per share	$4.96	$4.53	$4.96	$4.53

Period end shares outstanding	22,381	20,930	22,381	20,930
Weighted average shares outstanding (basic)	22,380	20,046	21,534	19,225
Weighted average shares outstanding (diluted)	22,660	20,357	21,804	19,536

Non-accrual loans	$297	$2	$297	$2
Accruing loans 90 days or more days past due	1,083	679	1,083	679
Restructured loans	0	0	0	0

Total non-performing loans	1,380	681	1,380	681
Repossessed assets	0	40	0	40
Other real estate	341	246	341	246

Total non-performing assets	$1,721	$967	$1,721	$967

Allowance for credit losses at end of period	$13,105	$10,571	$13,105	$10,571

Net (recoveries) / charge-offs	$(25)	$172	$484	$1,618

Basic earnings per share	$0.42	$0.36	$1.61	$1.38

Diluted earnings per share	$0.41	$0.35	$1.59	$1.36

Prosperity Bancshares, Inc.®

Financial Highlights

	Three Months Ended		Years Ended
	Dec 31, 2004	Dec 31, 2003	Dec 31, 2004	Dec 31, 2003
Performance Ratios	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Return on average assets (annualized)	1.38%	1.28%	1.36%	1.32%
Return on average common equity (annualized)	13.68%	15.01%	14.27%	15.60%
Return on average tangible common equity (annualized)	34.26%	29.68%	33.41%	29.94%
Net interest margin (tax equivalent) (annualized)	3.70%	3.68%	3.63%	3.64%
Efficiency ratio (C)	49.19%	53.69%	49.23%	51.58%

Asset Quality Ratios
Non-performing assets to average earning assets	0.07%	0.05%	0.07%	0.05%
Non-performing assets to loans and other real estate	0.17%	0.13%	0.17%	0.13%
Net charge-offs to average loans	0.00%	0.02%	0.06%	0.23%
Allowance for credit losses to total loans	1.27%	1.34%	1.27%	1.34%

Common Stock Market Price
High	$29.53	$24.35	$29.53	$24.35
Low	$26.09	$20.75	$21.89	$16.16
Period end market price	$29.21	$22.64	$29.21	$22.64

(C) Calculated by dividing total non-interest expense (excluding securities losses and credit loss provisions) by net interest income plus non-interest income (excluding securities gains). Additionally, taxes are not part of this calculation.

Prosperity Bancshares, Inc.®

Financial Highlights

(Dollars in thousands)

	Dec 31, 2004	Sept 30, 2004	June 30, 2004	Mar 31, 2004	Dec 31, 2003
Balance Sheet Data (at period end)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Total loans	$1,035,513	$1,007,420	$790,920	$770,223	$770,053
Investment securities (D)	1,302,792	1,353,578	1,418,364	1,426,636	1,376,880
Federal funds sold and other earning assets	79,350	72,595	7,849	28,323	11,992

Total earning assets	2,417,655	2,433,593	2,217,133	2,225,182	2,158,925
Allowance for credit losses	(13,105)	(12,861)	(10,371)	(10,460)	(10,345)
Cash and due from banks	58,760	60,874	48,782	55,524	71,983
Goodwill	153,180	150,585	116,574	116,123	118,012
Core deposit intangibles	11,492	13,300	8,080	8,461	6,743
Other real estate	341	535	48	80	246
Fixed assets, net	35,793	36,331	32,762	33,651	34,299
Other assets	33,112	30,957	21,336	20,992	20,624

Total assets	$2,697,228	$2,713,314	$2,434,344	$2,449,553	$2,400,487

Demand deposits	$518,358	$527,845	$444,067	$443,137	$467,389
Interest bearing deposits	1,798,718	1,799,434	1,635,850	1,679,724	1,616,359

Total deposits	2,317,076	2,327,279	2,079,917	2,122,861	2,083,748
Federal funds purchased and other interest bearing liabilities	38,174	41,468	58,940	30,578	30,936
Junior subordinated debentures	47,424	59,804	59,804	59,804	59,804
Other liabilities	18,907	15,498	7,457	10,383	6,411

Total liabilities	2,421,581	2,444,049	2,206,118	2,223,626	2,180,899
Shareholders’ equity (E)	275,647	269,265	228,226	225,927	219,588

Total liabilities and equity	$2,697,228	$2,713,314	$2,434,344	$2,449,553	$2,400,487

(D) Includes ($4,768), ($2,863), ($4,483), $2,783 and $3,115 in unrealized (losses)/gains on available for sale securities for the quarterly periods ending December 31, 2004, September 30, 2004, June 30, 2004, March 31, 2004 and December 31, 2003, respectively.

(E) Includes ($3,099), ($1,861), ($2,914), $1,809 and $2,024 in after tax unrealized (losses)/gains on available for sale securities for the quarterly periods ending December 31, 2004, September 30, 2004, June 30, 2004, March 31, 2004, December 31, 2003, respectively.

Prosperity Bancshares, Inc.®

Financial Highlights

	Three Months Ended
	Dec 31, 2004	Sept 30, 2004	Jun 30, 2004	Mar 31, 2004	Dec 31, 2003
Comparative Quarterly Asset	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Quality, Performance & Capital Ratios
Return on average assets (annualized)	1.38%	1.37%	1.37%	1.33%	1.28%
Return on average common equity (annualized)	13.68%	14.42%	14.63%	14.44%	15.01%
Return on average tangible equity (annualized)	34.26%	34.50%	32.05%	32.67%	29.68%
Net interest margin (tax equivalent) (annualized)	3.70%	3.64%	3.55%	3.63%	3.68%
Efficiency ratio	49.19%	48.55%	48.81%	50.60%	53.69%
Non-performing assets to average earning assets	0.07%	0.11%	0.07%	0.03%	0.05%
Non-performing assets to loans and other real estate	0.17%	0.25%	0.20%	0.08%	0.13%
Net charge-offs to average loans	0.00%	0.03%	0.03%	0.00%	0.02%
Allowance for credit losses to total loans	1.27%	1.28%	1.31%	1.36%	1.34%
Tier 1 risk-based capital	13.56%	14.24%	17.40%	16.68%	16.69%
Total risk-based capital	14.67%	15.35%	18.50%	17.78%	17.84%
Tier 1 leverage capital	6.30%	6.77%	7.10%	6.87%	6.70%
Tangible equity to tangible assets	4.38%	4.14%	4.48%	4.36%	4.17%
Equity to assets	10.22%	9.94%	9.38%	9.23%	9.15%

Prosperity Bancshares, Inc.®

Supplemental Financial Data (Unaudited)

(Dollars in thousands)

	Three Months Ended Dec 31, 2004
YIELD ANALYSIS	Average Balance	Interest Earned / Interest Paid	Average Yield / Rate
Interest Earning Assets:
Loans	$1,013,088	$16,557	6.54%
Investment securities	1,325,703	13,260	4.00%
Federal funds sold and other temporary investments	99,164	491	1.98%

Total interest earning assets	2,437,955	$30,308	4.97%

Allowance for credit losses	(12,961)
Non-interest earning assets	280,290

Total assets	$2,705,284

Interest Bearing Liabilities:
Interest bearing demand deposits	$504,637	$1,338	1.06%
Savings and money market deposits	522,135	1,187	0.91%
Certificates and other time deposits	768,485	4,278	2.23%
Junior subordinated debentures	57,741	1,035	7.17%
Federal funds purchased and other borrowings	36,633	268	2.93%

Total Interest bearing liabilities	1,889,631	$8,106	1.72%

Non-interest bearing liabilities:
Non-interest bearing demand deposits	529,633
Other liabilities	13,119

Total liabilities	2,432,383
Shareholders’ equity	272,901

Total liabilities and shareholders’ equity	$2,705,284

Net Interest Income & Margin		$22,202	3.64%

Net Interest Income & Margin (tax equivalent)		$22,581	3.70%

Prosperity Bancshares, Inc.®

Supplemental Financial Data (Unaudited)

(Dollars in thousands)

	Three Months Ended Dec 31, 2003
YIELD ANALYSIS	Average Balance	Interest Earned / Interest Paid	Average Yield / Rate
Interest Earning Assets:
Loans	$738,512	$12,056	6.53%
Investment securities	1,284,265	12,925	4.03%
Federal funds sold and other temporary investments	31,572	72	0.91%

Total interest earning assets	2,054,349	$25,053	4.88%

Allowance for credit losses	(9,940)
Non-interest earning assets	206,932

Total assets	$2,251,341

Interest Bearing Liabilities:
Interest bearing demand deposits	$422,937	$1,107	1.05%
Savings and money market deposits	457,803	884	0.77%
Certificates and other time deposits	660,503	3,568	2.16%
Junior subordinated debentures	49,065	787	6.42%
Federal funds purchased and other borrowings	51,431	301	2.34%

Total Interest bearing liabilities	1,641,739	$6,647	1.62%

Non-interest bearing liabilities:
Non-interest bearing demand deposits	410,697
Other liabilities	7,261

Total liabilities	2,059,697
Shareholders’ equity	191,644

Total liabilities and shareholders’ equity	$2,251,341

Net Interest Income & Margin		$18,406	3.58%

Net Interest Income & Margin (tax equivalent)		$18,919	3.68%

Prosperity Bancshares, Inc.®

Supplemental Financial Data (Unaudited)

(Dollars in thousands)

	Year Ended Dec 31, 2004
YIELD ANALYSIS	Average Balance	Interest Earned / Interest Paid	Average Yield / Rate
Interest Earning Assets:
Loans	$871,736	$55,779	6.40%
Investment securities	1,383,790	55,241	3.99%
Federal funds sold and other temporary investments	46,121	736	1.60%

Total interest earning assets	2,301,647	$111,756	4.86%

Allowance for credit losses	(11,454)
Non-interest earning assets	252,895

Total assets	$2,543,088

Interest Bearing Liabilities:
Interest bearing demand deposits	$485,557	$5,027	1.04%
Savings and money market deposits	495,330	4,002	0.81%
Certificates and other time deposits	735,095	15,557	2.12%
Junior subordinated debentures	59,288	4,046	6.82%
Federal funds purchased and other borrowings	40,119	1,157	2.88%

Total Interest bearing liabilities	1,815,389	$29,789	1.64%

Non-interest bearing liabilities:
Non-interest bearing demand deposits	473,713
Other liabilities	10,712

Total liabilities	2,299,814
Shareholders’ equity	243,274

Total liabilities and shareholders’ equity	$2,543,088

Net Interest Income & Margin		$81,967	3.56%

Net Interest Income & Margin (tax equivalent)		$83,631	3.63%

Prosperity Bancshares, Inc.®

Supplemental Financial Data (Unaudited)

(Dollars in thousands)

	Year Ended Dec 31, 2003
YIELD ANALYSIS	Average Balance	Interest Earned / Interest Paid	Average Yield / Rate
Interest Earning Assets:
Loans	$697,235	$46,686	6.70%
Investment securities	1,108,153	43,911	3.96%
Federal funds sold and other temporary investments	24,976	248	0.99%

Total interest earning assets	1,830,364	$90,845	4.96%

Allowance for credit losses	(9,525)
Non-interest earning assets	186,030

Total assets	$2,006,869

Interest Bearing Liabilities:
Interest bearing demand deposits	$371,801	$4,187	1.13%
Savings and money market deposits	406,333	3,502	0.86%
Certificates and other time deposits	616,353	14,944	2.42%
Junior subordinated debentures	39,400	2,630	6.68%
Federal funds purchased and other borrowings	38,824	1,083	2.79%

Total Interest bearing liabilities	1,472,711	$26,346	1.79%

Non-interest bearing liabilities:
Non-interest bearing demand deposits	354,558
Other liabilities	9,433

Total liabilities	1,836,702
Shareholders’ equity	170,167

Total liabilities and shareholders’ equity	$2,006,869

Net Interest Income & Margin		$64,499	3.52%

Net Interest Income & Margin (tax equivalent)		$66,612	3.64%

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